Exhibit 21.1

Subsidiaries of the Registrant

No.	Wholly-Owned Subsidiaries	Jurisdiction

1.	360 International Development Co. Limited	Hong Kong

2.	Qifei International Development Co. Limited	Hong Kong

3.	Qiji International Development Limited	Hong Kong

4.	Qizhi Software (Beijing) Co., Ltd.	PRC

No.	Affiliated Entity Consolidated in the Registrant’s Financial Statement	Jurisdiction

1.	Beijing 3G3W Science & Technology Co., Ltd.	PRC

2.	Beijing Qibu Tianxia Technology Co., Ltd.	PRC

3.	Beijing Qihu Technology Company Limited	PRC

4.	Qihoo 360 Software (Beijing) Company Limited	PRC

5.	Shanghai Qitai Network Technology Co., Ltd.	PRC

6.	Beijing Star World Technology Company Limited	PRC

7.	Chengdu Qiying Technology Company Limited	PRC